UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

KEYSTONE PRIVATE INCOME FUND

(Name of Subject Company (Issuer))

KEYSTONE PRIVATE INCOME FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ann Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

July 30, 2021

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$10,400,000 (approximately 5% of 5/31 NAV) (a)	Amount of Filing Fee:	$1,134.64 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,134.64
Form or Registration No.:	SC TO-I
Filing Party:	Keystone Private Income Fund
Date Filed:	July 30, 2021

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on July 30, 2021 by Keystone Private Income Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase shares of beneficial interest ("Shares”) in the Fund in an aggregate amount up to $10,400,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 2 and 3 to the Statement on July 30, 2021.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on August 31, 2021.

2.	As of August 31, 2021, two (2) Shareholders validly tendered Shares and did not withdraw such tender prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.	The net asset value of the Shares tendered pursuant to the Offer was calculated as of September 30, 2021 in the amount of $251,740 for Class I and $101,280 for Class Y.

4.	One (1) Shareholder of Class I and One (1) Shareholder of Class Y, whose tenders were accepted for purchase by the Fund, tendered their entire Shares in the Fund. The Fund paid to the Shareholder 100% of the Shareholder’s unaudited net asset value of the Shares tendered. The payment was wired to the account designated by each such Shareholder in its Tender/Repurchase Request Form on October 27, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

KEYSTONE PRIVATE INCOME FUND

By:	/s/ Brad Allen
Name: Brad Allen
Title: Treasurer

December 3, 2021